Exhibit 99.2

WISeSat.Space Announces SEALSQ’s Firm Intent to Acquire Capacity and Operational
Services Associated with 12 Satellites for QSOC

Proposed transaction of an estimated $15 million supports WISeSat.Space’s commercial development and establishes initial satellite, mission control and ground infrastructure for the
Quantum Spatial Orbital Cloud

SEALSQ’s Binding Letter of Intent builds on $10 million PIPE investment made in WISeSat.Space

Geneva, Switzerland / New York, United States — October 26, 2026 — WISeSat.Space Holdings Corp. (NASDAQ: SAIQ) (“WISeSat.Space”), a space technology company focused on secure satellite communications and related infrastructure, today announced the signing of a binding letter of intent dated today with its sister company, SEALSQ Corp (NASDAQ: LAES) (“SEALSQ”), contemplating SEALSQ’s acquisition of satellite capacity associated with twelve (12) WISeSat.Space satellites, together with access to related mission control, ground segment, spectrum filing, and operational support services.

The proposed transaction, involving consideration of approximately $15 million, subject to terms of the final agreement, is intended to establish the initial orbital and terrestrial infrastructure for the Quantum Spatial Orbital Cloud (“QSOC”).

For WISeSat.Space, the letter of intent represents a commercial milestone, linking the development of its satellite infrastructure to demand for secure communications, trusted digital identity and space-enabled security services.

Advancing WISeSat.Space’s Commercial Infrastructure

Under the proposed operating model, WISeSat.Space would be responsible for procuring the satellites, providing access to the initial constellation, and operating the associated mission control, ground segment and supporting infrastructure. SEALSQ would develop and commercialize QSOC’s security-services layer, drawing on its semiconductor security, Public Key Infrastructure (“PKI”), digital identity and cryptographic-key management technologies.

The proposed arrangement provides a commercial framework through which WISeSat.Space can monetize satellite capacity and operational services while supporting the development of a sovereign orbital trust platform.

The transaction follows WISeSat.Space’s commencement of Nasdaq trading on October 2, 2026, following completion of its business combination, and SEALSQ’s $10 million private investment in public equity in WISeSat.Space that each closed on October 1, 2026.

Together, these milestones support WISeSat.Space’s transition toward the deployment and commercialization of secure space infrastructure.

Initial 12-Satellite Capacity and Ground Infrastructure for QSOC

The letter of intent covers capacity associated with an initial fleet of 12 satellites, together with mission control, ground segment and operational support services.

The ground segment is intended to connect the satellite network with terrestrial systems, enabling communications, secure data exchange and integration with SEALSQ’s planned security services. The combined infrastructure would support the integration of semiconductor security, digital identity and cryptographic-key management across the network.

For WISeSat.Space, the contemplated transaction presents an important commercial opportunity to develop its satellite capacity and operational services business as the infrastructure is progressively deployed. Revenue recognition will depend on the applicable contractual terms and delivery of the associated capacity and services.

Building a Sovereign Orbital Trust Platform

QSOC is intended to combine WISeSat.Space’s satellite and ground infrastructure with SEALSQ’s semiconductor security, PKI and identity technologies. Planned capabilities include:

■	Post-quantum-secured satellite communications.

■	Trusted identity and authentication for connected devices.

■	Secure cryptographic-key provisioning and lifecycle management.

■	Access to quantum-generated randomness.

■	Secure data exchange between orbital and terrestrial systems.

The objective is to support subscription-based services for governments, financial institutions, defense organizations and critical-infrastructure operators, with WISeSat.Space providing the underlying connectivity and operational infrastructure.

Connecting Satellite Infrastructure with Trusted Security Services

Carlos Moreira, Chairman and CEO of WISeSat.Space and SEALSQ, commented: “For WISeSat.Space, this letter of intent is a concrete step toward converting our orbital infrastructure strategy into commercial activity. The initial 12 satellites, together with mission control, ground infrastructure and operational support, are intended to provide the foundation on which QSOC’s services can be developed.

“Our ambition is to make WISeSat.Space a trusted infrastructure provider for organizations that require secure connectivity and control over their data, identities and cryptographic keys. By combining our satellite capabilities with SEALSQ’s security technologies, we aim to extend trust from the semiconductor to orbit and back to the devices and organizations using the network.

“Following our Nasdaq listing, this contemplated transaction marks an important commercial foundation for the next phase of WISeSat.Space’s development, supported by progressive deployment, technical validation and customer demand.”

Gwenaël Rouy-Poirier, CFO of WISeSat.Space, commented: “Our ambition is not simply to deploy more satellites, but to continue to build a scalable and sustainable space-infrastructure business. This letter of intent represents an important step in that direction, giving us a tangible commercial objective around which to organize our next phase of development. Our focus now is on disciplined capital allocation, validating our industrial supply chain, and building the operational capabilities required to deliver. We intend to scale our investments and organization progressively, in line with technical readiness and contractual milestones.”

Commercial Development and Deployment Roadmap

The initial 12-satellite capacity and ground-infrastructure letter of intent is designed to establish a defined commercial foundation for QSOC. WISeSat.Space and SEALSQ plan to progressively integrate and validate the technologies required to deliver the platform’s proposed services.

Deployment of individual capabilities and commencement of customer services will depend on technical qualification, infrastructure readiness, regulatory authorizations and customer requirements.

The broader QSOC roadmap envisages progressive deployment of up to 100 satellites through 2033. Expansion remains subject to financing, technical validation, regulatory approvals, launch availability and commercial agreements.

Through this collaboration, WISeSat.Space aims to develop its satellite capacity and infrastructure-services business while supporting SEALSQ’s expansion into space-enabled security services.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

About WISeSat.Space

WISeSat.Space Holdings Corp. (NASDAQ: SAIQ) is a space technology company focused on secure satellite communications and related space infrastructure. Its approach combines satellite infrastructure with cybersecurity and digital identity technologies to support trusted communications between connected devices and ground-based systems. WISeSat.Space intends to provide satellite capacity, mission control, ground infrastructure and operational services supporting secure space-to-device connectivity and the planned Quantum Spatial Orbital Cloud.

For more information, visit www.wisesat.space￼.

Forward-Looking Statements

This communication contains forward-looking statements concerning WISeSat.Space Holdings Corp., SEALSQ Corp and their respective businesses. These statements include, without limitation, statements regarding the letter of intent, proposed transaction and its timing and anticipated revenues; the supply, launch and operation of satellites and related infrastructure; the development and commercialization of QSOC; planned security capabilities and subscription-based services; and the potential expansion of the constellation to up to 100 satellites through 2033.

Forward-looking statements reflect current expectations and assumptions and involve known and unknown risks, uncertainties and contingencies, many of which are beyond the companies’ control. Actual results may differ materially from those expressed or implied. Relevant risks include finalization and performance of contractual arrangements; the related-party nature of the transaction; financing availability; supplier performance and launch availability; technical qualification and integration; regulatory and spectrum authorizations; infrastructure readiness; customer demand; and the risks described in WISeSat.Space’s and SEALSQ’s respective filings with the U.S. Securities and Exchange Commission.

The proposed transaction remains subject to the negotiation and execution of definitive agreements and relevant board of directors approvals. Planned capabilities and deployment milestones remain subject to applicable technical, commercial and regulatory conditions.

WISeSat.Space provides this communication as of its date and undertakes no obligation to update forward-looking statements, except as required by law.

WISeSat.Space Holdings Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisesat.com	WISeSat.Space Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 Lena.cati@theequitygroup.com

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